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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 SCHEDULE 14D-1
                               (Amendment No. 5)
                               (Final Amendment)

                                      AND

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             -------------------

                          BALCOR REALTY INVESTORS - 83
                           (Name of Subject Company)

                 WALTON STREET CAPITAL ACQUISITION CO., L.L.C.
                                WIG 83 PARTNERS
                           FMG ACQUISITION I, L.L.C.
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                         LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)

                             -------------------

                              Edward J. Schneidman
                                 John R. Sagan
                              Mayer, Brown & Platt
                            190 South LaSalle Street
                            Chicago, Illinois 60603
                                 (312) 782-0600

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

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  CUSIP No.:  None                                   14D-1/13D


1.   Name of Reporting Person:  WIG 83 Partners
     S.S. or I.R.S. Identification Nos. of Above Person:   36-4050715

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2.   Check the Appropriate Box if a Member of a Group:                                                          (a)   [x]
                                                                                                                (b)   [ ]

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3.   SEC Use Only:

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4.   Sources of Funds:  WC, AF, OO

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5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):                             [ ]

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6.   Citizenship or Place of Organization:  Delaware

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7.   Aggregate Amount Beneficially Owned by Each Reporting Person:   5963.0834 Interests

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8.   Check if the Aggregate in Row (7) Excludes Certain Shares:                                                       [ ]

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9.   Percent of Class Represented by Amount in Row (7):   Approximately 8% of the Interests outstanding as of September
     30, 1995.

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10.  Type of Reporting Person:  PN

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  CUSIP No.:  None                                   14D-1/13D


1.   Name of Reporting Person:  Walton Street Capital Acquisition Co., L.L.C.
     S.S. or I.R.S. Identification Nos. of Above Person:   36-4048971

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2.   Check the Appropriate Box if a Member of a Group:                                                          (a)   [x]
                                                                                                                (b)   [ ]

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3.   SEC Use Only:

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4.   Sources of Funds:  AF, OO

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5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):                             [ ]

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6.   Citizenship or Place of Organization:  Delaware

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7.   Aggregate Amount Beneficially Owned by Each Reporting Person:   5,963.0834 Interests

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8.   Check if the Aggregate in Row (7) Excludes Certain Shares:                                                       [ ]

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9.   Percent of Class Represented by Amount in Row (7):   Approximately 8% of the Interests outstanding as of September
     30, 1995.

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10.  Type of Reporting Person:  OO

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  CUSIP No.:  None                                   14D-1/13D


1.   Name of Reporting Person:  FMG Acquisition I, L.L.C.
     S.S. or I.R.S. Identification Nos. of Above Person:

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2.   Check the Appropriate Box if a Member of a Group:                                                          (a)   [x]
                                                                                                                (b)   [ ]

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3.   SEC Use Only:

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4.   Sources of Funds:  AF

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5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):                             [ ]

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6.   Citizenship or Place of Organization:  Delaware

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7.   Aggregate Amount Beneficially Owned by Each Reporting Person:   5,963.0834 Interests

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8.   Check if the Aggregate in Row (7) Excludes Certain Shares:                                                       [ ]

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9.   Percent of Class Represented by Amount in Row (7):   Approximately 8% of the Interests outstanding as of September
     30, 1995.

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10.  Type of Reporting Person:  OO

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  CUSIP No.:  None                                   14D-1/13D


1.   Name of Reporting Person:  Insignia Financial Group, Inc.
     S.S. or I.R.S. Identification Nos. of Above Person:

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2.   Check the Appropriate Box if a Member of a Group:                                                          (a)   [x]
                                                                                                                (b)   [ ]

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3.   SEC Use Only:

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4.   Sources of Funds:  WC

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5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):                             [ ]

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6.   Citizenship or Place of Organization:  Delaware

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7.   Aggregate Amount Beneficially Owned by Each Reporting Person:   5,963.0834 Interests

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8.   Check if the Aggregate in Row (7) Excludes Certain Shares:                                                       [ ]

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9.   Percent of Class Represented by Amount in Row (7):   Approximately 8% of the Interests outstanding as of September
     30, 1995.

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10.  Type of Reporting Person:  CO

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                       Amendment No. 5 to Schedule 14D-1

                                  Schedule 13D

     This Amendment No. 5 constitutes (i) the final Amendment to the Tender Offer Statement on Schedule 14D-1 filed by Walton Street Capital Acquisition Co., L.L.C., a Delaware limited liability company (the "Purchaser"), with the Commission on November 16, 1995, as amended by Amendment No. 1 filed with the Commission on November 21, 1995, Amendment No. 2 filed with the Commission on December 5, 1995, Amendment No. 3 filed with the Commission on December 19, 1995 and Amendment No. 4 filed with the Commission on December 19, 1995; and
(ii) the Statement on Schedule 13D of the Purchaser, WIG 83 Partners, FMG Acquisition I, L.L.C. and Insignia Financial Group, Inc. All capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase dated November 16, 1995 (the "Offer to Purchase"), the First Supplement to the Offer to Purchase dated December 5, 1995 (the "First Supplement") and the related Letter of Acceptance (the "Letter of Acceptance," which together constitute the "Offer").

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 is hereby amended by the following:

     (a) - (b)      At 5:00 p.m., Eastern Standard Time, on Wednesday, January
3, 1996, the Offer expired pursuant to its terms. Based on information provided by the Depositary, a total of 5,963.0834 Interests, representing approximately 8% of the outstanding Interests, were validly tendered and not withdrawn pursuant to the Offer. The Purchaser has accepted for payment all such Interests at the purchase price of $136 per Interest in cash.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     99(g)(1) Agreement of Joint Filing, dated January 12, 1996, among the Purchaser, WIG 83 Partners, FMG Acquisition I, L.L.C. and Insignia Financial Group, Inc.

                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 12, 1996.                                   WALTON STREET CAPITAL ACQUISITION
                                                            CO., L.L.C.

                                                            By:/s/ Neil Bluhm
                                                               ----------------------------------------------------------
                                                                 Neil Bluhm
                                                                 Manager


                                                            By:/s/ Ira Schulman
                                                               ----------------------------------------------------------
                                                                 Ira Schulman
                                                                 Manager


                                                            By:/s/ William Abrams
                                                               ----------------------------------------------------------
                                                                 William Abrams
                                                                 Manager


                                                            By:/s/ Jeffrey Quicksilver
                                                               ----------------------------------------------------------
                                                                 Jeffrey Quicksilver
                                                                 Manager


                                                            WIG 83 PARTNERS
                                                            By: Walton Street Capital Acquisition Co., L.L.C.


                                                            By:/s/ Ira Schulman
                                                               ----------------------------------------------------------
                                                                 Ira Schulman
                                                                 Managing Principal


                                                            FMG ACQUISITION I, L.L.C.


                                                            By:/s/ Jeffrey Goldberg
                                                               ----------------------------------------------------------
                                                                 Jeffrey Goldberg
                                                                 In his capacity as Manager


                                                            INSIGNIA FINANCIAL GROUP, INC.


                                                            By:/s/ Frank Garrison
                                                               ----------------------------------------------------------
                                                                 Frank Garrison
                                                                 Executive Managing Director

                                 EXHIBIT INDEX


                                                                                                             Sequentially
                                                                                                                Numbered
Exhibit        Description                                                                                       Page
-------        -----------                                                                                  -------------
99(g)(1)       Agreement of Joint Filing, dated January 12, 1996, among the Purchaser, WIG 83 Partners,
               FMG Acquisition I, L.L.C. and Insignia Financial Group, Inc.   . . . . . . . . . . . .             9
